[LETTERHEAD OF PMA CAPITAL CORPORATION]

January 11, 2006

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re: PMA Capital Corporation (the “Company”)
Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for the periods ended March 31, 2005
and June 30, 2005; File No. 000-22761

Ladies and Gentlemen:

We are sending this letter as a follow-up to the various telephone conversations between our representatives and the Staff between November 15, 2005 and January 5, 2006, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”) and the Quarterly Reports on Form 10-Q for the periods ended March 31, 2005 (the “March 10-Q”) and June 30, 2005 (the “June 10-Q”).

Per those conversations, the Company advises the Staff that it will include the following disclosure prospectively, beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2005 (the “2005 Form 10-K”) to include the following disclosure regarding the Company’s estimates of losses and loss adjustment expenses (“LAE”).

United States Securities and Exchange Commission
January 11, 2006

The Company will include the following additional disclosure in its MD&A under the heading “Loss Reserves and Reinsurance”:

The following table represents the reserve levels (1) as of December 31, 2005 for each of the Company’s business segments and significant lines of business within those segments:

(dollar amounts in thousands)	Case		IBNR		Total

The PMA Insurance Group:
Workers' compensation and integrated disability	$	xxx,xxx	$	xxx,xxx	$	xxx,xxx
Commercial multi-peril/General liability		xx,xxx		xx,xxx		xx,xxx
Commercial automobile		xx,xxx		xx,xxx		xx,xxx
		xx,xxx		xx,xxx		xx,xxx
Run-off Operations:
Excess of loss reinsurance		xxx,xxx		xxx,xxx		xxx,xxx
Pro rata reinsurance		xxx,xxx		xxx,xxx		xxx,xxx
Other		xx,xxx		xx,xxx		xx,xxx
		xxx,xxx		xxx,xxx		xxx,xxx
Unpaid losses and losses adjustment expenses	$	x,xxx,xxx	$	x,xxx,xxx	$	x,xxx,xxx

(1) Unpaid losses and loss adjustment expenses for certain intercompany arrangements which eliminate in consolidation, are excluded from unpaid losses and loss adjustment expenses for each segment.

The Company will include the following disclosure regarding the process utilized in determining its estimate of losses and LAE under the “Critical Accounting Estimates” section of the Company’s MD&A.

Unpaid losses and loss adjustment expenses

At December 31, 2005, we estimated that under all insurance policies and reinsurance contracts issued by our insurance businesses, our liability for all events that occurred as of December 31, 2005 is $x,xxx.x million. This amount includes estimated losses from claims plus estimated expenses to settle claims. Our estimate also includes estimated amounts for losses occurring prior to December 31, 2005 whether or not these claims have been reported to us.

Our actuaries utilize a variety of actuarial techniques based on various assumptions to derive reserve estimates on subsets of the business within segments. The techniques and assumptions vary depending upon the characteristics particular to the business within a segment. For each of our business segments, our actuaries periodically perform detailed studies

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January 11, 2006

of historical data and also analyze data for the current accident year. The actuarial techniques typically used by our actuaries are as follows:

Incurred Loss Development - This method projects ultimate losses based on historical development trends of incurred losses.

Paid Loss Development - This method projects ultimate losses based on historical development trends of paid losses.

Bornhuetter-Ferguson - This method projects future incurred or paid losses based upon expected losses. The expected future paid or incurred losses are added to actual paid or incurred losses to determine ultimate losses.

Claim Count Times Average - This method projects the ultimate number of claims based on the historical development trends of incurred or closed claims and projects the average size of a claim based on the historical development of the average incurred or the average paid claim. The projected ultimate loss equals the ultimate number of claims multiplied by the average size of a claim.

The data generated by application of these various actuarial methods generally reflect various development patterns and trends that assume historical patterns will be predictive of future patterns. Our actuaries analyze the various sets of data generated by these actuarial methods and also consider the impact of legal and legislative developments, regulatory trends including state benefit levels, changes in social attitudes and economic conditions to develop various sets of assumptions that we believe are reasonable and valid and can be used to assist us in predicting future claim trends. These assumptions are used in conjunction with the various development patterns and trends generated by the actuarial methods described above to produce various reserve estimates. Our actuaries consider these estimates and, utilizing their judgment, select a reasonable range of possible outcomes of the ultimate claims to be paid by us in the future. Because reported claims and paid claims activity can vary significantly between periods, our actuaries do not routinely rely on the same actuarial techniques and assumptions to develop their range of reasonable outcomes; instead, they will use their judgment to understand the effect that paid and reported claim activity has on the various actuarial techniques in a particular year, and consider this effect in determining their reasonable range.

In estimating our reserves for unpaid losses and LAE, our actuaries also consider the fact that each of our business segments has a different potential for reserve development. We believe that the potential

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January 11, 2006

 for adverse reserve development is increased at our former reinsurance business because of the nature of the reinsurance business itself and because of the fact it is in run-off. Reinsurers rely on their ceding companies to provide them with information regarding incurred losses. Therefore, reported claims for reinsurers become known more slowly than for primary insurers and are more subject to unforeseen development and uncertainty. Additionally, the potential for adverse reserve development in our former reinsurance operation has increased because it has ceased ongoing business relationships with most of its ceding companies. As a result, to the extent that there are disputes with its ceding companies over claims coverage or other issues, we believe that it will more likely be required to arbitrate these disputes. Although we believe that we have incorporated this potential in our reserve analyses, we also believe that as a result of the nature of the reinsurance business and the fact that our reinsurance business is in run-off, there exists a greater likelihood that reserves may develop adversely in this segment, and that such development may be greater than the ranges that we can currently estimate.

Our Run-off Operation’s loss reserves are comprised primarily of excess of loss and pro rata reinsurance reserves (84% of the segment loss reserves). The excess of loss and pro rata reinsurance reserves are primarily casualty reserves, as only 5% of such reserves are for property business at December 31, 2005. The Run-off Operations pro rata business is mainly quota share reinsurance of ceding companies’ excess or umbrella insurance. Therefore, our actuarial analysis of our excess of loss and pro rata reinsurance business is generally based upon similar assumptions and loss development patterns.

With respect to The PMA Insurance Group, our actuaries separately review the reserves for our workers’ compensation and integrated disability, commercial automobile and commercial multi-peril/general liability lines of business. The PMA Insurance Group’s loss reserves are comprised primarily of reserves for its workers’ compensation and integrated disability business (81% of the segment loss reserves). Additionally, commercial multi-peril/general liability reserves comprise 14% of this segment’s carried reserves, with 27% of such commercial multi-peril/general liability reserves being asbestos and environmental reserves (see page xx of this Report on Form 10-K for more detail regarding asbestos and environmental loss reserves).

Within the workers’ compensation line of business, we further review medical and indemnity costs separately (indemnity costs are those amounts paid directly to an injured worker as compensation for lost

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 wages). We undertake this review because we believe that the medical cost component of workers’ compensation claims has a different development pattern than the indemnity payments, and also because we believe that certain assumptions within the medical cost component, such as the rate of medical cost inflation, can lead to more volatility as compared to the indemnity component. At December 31, 2005, our medical loss reserves were approximately xx% of the workers’ compensation loss reserves, with the balance being indemnity costs. Additionally we further review the workers’ compensation line of business by state for some of our larger states. We undertake this review because workers’ compensation benefits vary by state and this can cause loss development patterns to vary by state.

After our actuaries complete the analysis described above, management reviews the data provided to it by our actuaries and various industry benchmarks, and using its informed judgment, selects its best estimate of the amounts needed to pay all pending and future claims, including those not yet reported to us, and related expenses from the range of possible outcomes developed by our actuaries; this best estimate is recorded as a loss and LAE reserve on our balance sheet. Our practice is to establish reserves for unpaid losses and LAE at a level where we believe it is likely that such unpaid losses and LAE could ultimately settle at similar amounts either above or below management’s best estimate. At September 30, 2005 management’s best estimate reflects an estimate of loss and LAE reserves that is approximately the mid-point of our actuaries’ range of loss reserves.1

It is important to realize and understand that the process of estimating our ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates, assumptions and judgments using data currently available. The assumptions we utilize in developing a range of loss reserves are based on the premise that past experience, adjusted for the effects of current developments and anticipated trends, are an appropriate basis for establishing our reserve ranges. As more current and other additional experience and data become available regarding the existence and the dollar amounts of claims, claims payment and reporting patterns, legal and legislative developments, judicial theories of liability, the impact of regulatory trends on benefit levels for both medical and indemnity payments, and changes in social attitudes and economic conditions, we revise our actuarially determined range of estimates accordingly. Because of the aforementioned factors, actual results can differ from our current

__________________
1 The Company will update this disclosure for December 31, 2005.

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January 11, 2006

estimates in both The PMA Insurance Group and in our Run-off operations. All of these factors affect the reserving process and results. However, we believe that the major factors that can cause actual results to vary from our estimates for The PMA Insurance Group are a change in frequency of reported claims, a change in the severity of claims reported to us, and in particular for workers’ compensation, a change in the rate of medical cost inflation.

At the Run-off Operations, we believe that the major factors that can cause actual results to vary from our estimates are changes in the experience and case reserving methodologies of our various ceding companies that would affect the claims being reported to us by ceding companies, which, in turn, would affect the frequency and severity of claims for the Run-off Operations. Due to the long-tail nature of a significant portion of our business, in many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss.

Any changes to our range of loss reserve estimates, as discussed above, would also affect our assumptions regarding ceded reserves. To the extent that changes in our range of estimates resulted in a change to our carried reserves and the amount of reinsurance receivable against such carried reserves, the net result of these changes would directly affect our pre-tax income.

For additional factors that could impact our reserve estimates please see the risk factor entitled “Reserves are estimates and do not and cannot represent an exact measure of liability. If our actual losses from insureds exceed our loss reserves, our financial results would be adversely affected” on page xx of this Report on Form 10-K.

We have established a carried loss and LAE reserve for unpaid claims at December 31, 2005 that we believe is a reasonable and adequate provision based on the information then available to us and we believe such amounts are fairly stated at December 31, 2005. However, based upon our actuarial analysis at December 31, 2005, and as discussed in the previous paragraphs, there is a reasonable probability that the range of reserve estimates (which represents various estimations of the amount required to ultimately settle all losses and LAE for unpaid claims) at both The PMA Insurance Group and the Run-off Operations segments of our business could be approximately five percent (5%) greater or less than the loss and LAE reserve recorded for such segments on our financial statements at December 31, 2005, if significant assumptions, such as

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January 11, 2006

frequency, severity and medical cost inflation, which are components of our actuarial analysis develop differently than we currently anticipate. As discussed previously, management makes its best estimate of the carried reserves after a review of our actuarial developed ranges at a business segment level. Because our carried reserves reflect management’s best estimate and are not determined by a formula that is automatically the direct product of the actuarial methods used to develop our range or reserves we are unable to quantify in any meaningful way the effect of a change to any one of these significant assumptions underlying our actuarial process on our carried reserves. It is also possible that the amount required to settle all losses and LAE for unpaid claims or our estimates in future periods could exceed or be less than the reasonable range of possible outcomes that we can currently estimate.

If our future estimate of ultimate unpaid losses is larger than the recorded amounts, we would have to increase our reserves in subsequent periods. Any increase in our net reserves would result in a charge to earnings in the period recorded. For example, in 2003 we increased net reserves for our reinsurance business by $169 million and took earnings charges as a result. Accordingly, any reserve adjustment could have a material adverse effect on our financial condition, results of operations and liquidity.

For additional information about our liability for unpaid losses and loss adjustment expenses, see Notes 2-D and 4 to the Consolidated Financial Statements as well as “Item 1 - Business - Loss Reserves.”

* * * * * * * * * * * * * * * * * * * * * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
January 11, 2006

Please contact the undersigned at (215) 665-5070 or the Company’s outside counsel, Justin P. Klein of Ballard Spahr Andrews & Ingersoll, LLP at (215) 864-8606 with any questions or comments.

Sincerely,

/s/ William E. Hitselberger

William E. Hitselberger
Executive Vice President and
Chief Financial Officer